# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BorgWarner Inc., CIK 0000908255
CUSIP: 099724106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3850 Hamlin Road, Auburn Hills, Michigan (MI), 48326
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001415889-24-026851
Filed by CIK 0000813917

## Reporting persons
- HARRIS ASSOCIATES L P: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 2,757,981; shared voting power 0; sole dispositive power 2,772,856; shared dispositive power 0; aggregate amount beneficially owned 2,772,856 (1.3% of the class)
- Harris Associates, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); sole voting power 2,757,981; shared voting power 0; sole dispositive power 2,772,856; shared dispositive power 0; aggregate amount beneficially owned 2,772,856 (1.3% of the class)

## Item 1. Issuer
Name of issuer: BorgWarner Inc.
Address of issuer's principal executive offices: 3850 Hamlin Road, Auburn Hills, MI, 48326.

## Item 2. Person Filing
Name of person filing:
Harris Associates L.P. ("Harris")
Harris Associates, Inc. ("General Partner")

**Harris Associates, Inc., for itself and as General Partner
Address of principal business office or, if none, residence: 111 South Wacker Drive Suite 4600, Chicago, IL 60606
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: By reason of advisory and other relationships with the person who owns the Shares, Harris may be deemed to be the beneficial owner of the shares specified in Item 9 on the cover page(s) hereto. Harris has been granted the power to vote Shares in circumstances it determines to be appropriate in connection with assisting its advised clients to whom it renders financial advice in the ordinary course of business, by either providing information or advice to the persons having such power, or by exercising the power to vote.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page(s) hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page(s) hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- HARRIS ASSOCIATES L P: Joseph J. Allessie, Joseph J. Allessie, General Counsel and Secretary (08/14/2025)
- Harris Associates, Inc.: Joseph J. Allessie, Joseph J. Allessie, General Counsel and Secretary (08/14/2025)